SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 5)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Array BioPharma Inc.

(Name of Subject Company)

Array BioPharma Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

04269X105

(CUSIP Number of Class of Securities)

Ron Squarer

Chief Executive Officer

3200 Walnut Street

Boulder, Colorado 80301

(303) 381-6600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Graham Robinson

Laura Knoll

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street, 23rd Floor

Boston, Massachusetts, 02116

(617) 573-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, this “Schedule 14D-9”) filed by Array BioPharma Inc. (“Array”) with the Securities and Exchange Commission (the “SEC”) on June 28, 2019, relating to the tender offer by Arlington Acquisition Sub Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Pfizer Inc., a Delaware corporation (“Pfizer”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), other than Excluded Shares and Converted Shares (each as defined in the Merger Agreement, dated as of June 14, 2019, among Array, Pfizer and Purchaser) of Array for a purchase price of $48.00 per Share in cash, net to the seller without interest thereon and subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, filed by Pfizer and Purchaser with the SEC on June 28, 2019, as amended or supplemented from time to time, and in the related Letter of Transmittal, filed by Pfizer and Purchaser with the SEC on June 28, 2019, as amended or supplemented from time to time.

Except to the extent specifically provided in this Amendment, the information set forth in this Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in this Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Explanatory Note:

This supplemental information should be read in conjunction with this Schedule 14D-9 in its entirety. Array believes that no supplemental disclosure is required under applicable laws and that this Schedule 14D-9 disclosed all material information required to be disclosed therein. However, to avoid the risk that lawsuits may delay or otherwise adversely affect the Transactions and to minimize the expense of defending such actions, Array wishes to make voluntarily certain supplemental disclosures related to the proposed Transactions, all of which are set forth below and should be read in conjunction with this Schedule 14D-9. Nothing in these supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Item 4 of this Schedule 14D-9 is hereby amended and supplemented as follows:

The following sentence is added at the end of the second full paragraph on page 14 of this Schedule 14D-9 under the heading entitled “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger”:

The confidentiality agreement, as amended, does not prevent Party B from making confidential communications to Array including, without limitation, a confidential proposal to acquire Array or a confidential request to amend or waive certain provisions of the confidentiality agreement.

The following sentences replace the first and second sentences in the second paragraph under the heading entitled “Item 4. The Solicitation or Recommendation—Opinion of Array’s Financial Advisor—Discounted Cash Flow Analysis” on page 33 of this Schedule 14D-9:

Based on information from Array management, Centerview used the forecasted unlevered free cash flows of Array based on the June 14 Forecasts during the period beginning on June 30, 2020, and ending on June 30, 2037, and an implied terminal value, calculated by Centerview, assuming that unlevered free cash flows would decline in perpetuity after June 30, 2037, at a rate of free cash flow decline of 80.0% year-over-year (with the exception of platform and overhead research and development and general and administrative cash flows, for which a 0% perpetuity growth rate was assumed) based on assumptions provided by Array management reflecting, among other things, potential of Array’s discovery platform. The unlevered free cash flows were then discounted to present values using a range of discount rates from 9.5% to 11.5% using a mid-year convention. This range of discount rates was based on Centerview’s analysis of Array’s weighted average cost of capital using the Capital Asset Pricing Model taking into account certain metrics that Centerview deemed relevant in its professional judgment and experience, including target capital structure, levered and unlevered betas for the companies listed in the Selected Comparable Public Company analysis described above, tax rates, the market risk and size premia and yields for U.S. treasury notes.

The following bolded and italicized disclosure is added to the existing disclosure on pages 25 and 26 of this Schedule 14D-9 under the heading entitled “Item 4. The Solicitation or Recommendation—Certain Financial Projections—The October 2018 Forecasts”:

In addition, at the direction of Array management, Centerview calculated, based on the October 2018 Forecasts and other projected financial information provided by Array management, unlevered free cash flows for the years 2019–2037 for use in certain of its financial analyses relating to the October 2018 Forecasts. The following is a summary of the unlevered free cash flows, which were calculated as earnings before interest expenses and taxes (“EBIT”), less tax expense, plus depreciation and amortization, less changes in net working capital, less capital expenditures, in each case based on the October 2018 Forecasts or other projected financial information provided by Array management. The calculation does not take into account the effect of any net operating losses (note all figures are in millions; amounts reflect rounding).

	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028
EBIT	($55)	$73	$316	$522	$700	$866	$901	$927	$1,083	$995
Tax Expense	$—	($15)	($66)	($110)	($147)	($182)	($189)	($195)	($227)	($209)
D&A	$2	$2	$2	$3	$4	$4	$5	$6	$7	$7
Change in NWC	($5)	($5)	($10)	($8)	($5)	($4)	($3)	($3)	($4)	($1)
Capex	($4)	($4)	($4)	($6)	($7)	($8)	($8)	($9)	($10)	($10)
Unlevered Free Cash Flow	($62)	$51	$238	$402	$544	$677	$705	$726	$848	$782

	2029	2030	2031	2032	2033	2034	2035	2036	2037
EBIT	$937	$959	$987	$940	$973	$779	$187	$90	$7
Tax Expense	($197)	($201)	($207)	($197)	($204)	($164)	($39)	($19)	($1)
D&A	$7	$7	$8	$8	$9	$7	$1	$0	$0
Change in NWC	$4	($1)	($1)	$1	($2)	$10	$32	$6	$1
Capex	($9)	($9)	($10)	($10)	($10)	($8)	($2)	($0)	($0)
Unlevered Free Cash Flow	$741	$754	$776	$741	$765	$625	$179	$78	$6

The following bolded and italicized disclosure is added to the existing disclosure on page 26 of this Schedule 14D-9 under the heading entitled “Item 4. The Solicitation or Recommendation—Certain Financial Projections—The June 2 Forecasts”:

In addition, at the direction of Array management, Centerview calculated, based on the June 2 Forecasts and other projected financial information provided by Array management, unlevered free cash flows for the fiscal years 2020–2037 for use in certain of its financial analyses relating to the June 2 Forecasts. The following is a summary of the unlevered free cash flows, which were calculated as EBIT, less tax expense, plus depreciation and amortization, less changes in net working capital, less capital expenditures, in each case based on the June 2 Forecasts or other projected financial information provided by Array management (note all figures are in millions; amounts reflect rounding).

	2020	2021	2022	2023	2024	2025	2026	2027	2028
EBIT	$121	$409	$586	$730	$748	$855	$921	$1078	$1,275
Tax Expense	($25)	($86)	($123)	($153)	($157)	($180)	($193)	($226)	($268)
D&A	$2	$2	$3	$4	$4	$5	$6	$7	$9
Change in NWC	($5)	($10)	($8)	($5)	($2)	($3)	($5)	($8)	($9)
Capex	($4)	($4)	($6)	($7)	($7)	($8)	($9)	($10)	($12)
Unlevered Free Cash Flow	$88	$311	$452	$569	$586	$669	$720	$840	$995

	2029	2030	2031	2032	2033	2034	2035	2036	2037
EBIT	$1,462	$1,760	$1,931	$1,863	$2,020	$1,820	$1,009	$939	$865
Tax Expense	($307)	($370)	($406)	($391)	($424)	($382)	($212)	($197)	($182)
D&A	$11	$13	$16	$18	$20	$19	$13	$12	$13
Change in NWC	($13)	($12)	($10)	($9)	($10)	$8	$39	$3	($3)
Capex	($15)	($17)	($19)	($21)	($23)	($21)	($13)	($13)	($13)
Unlevered Free Cash Flow	$1,138	$1,375	$1,512	$1,459	$1,583	$1,444	$835	$744	$680

The following bolded and italicized disclosure is added to the existing disclosure on page 27 of this Schedule 14D-9 under the heading entitled “Item 4. The Solicitation or Recommendation—Certain Financial Projections—The June 14 Forecasts”:

In addition, at the direction of Array management, Centerview calculated, based on the Forecasts and other projected financial information provided by Array management, unlevered free cash flows for the fiscal years 2020–2037 for use in its financial analyses as set forth in “—Opinion of Array’s Financial Advisor”. The following is a summary of the unlevered free cash flows, which were calculated as EBIT, less tax expense, plus depreciation and amortization, less changes in net working capital, less capital expenditures, in each case based on the June 14 Forecasts or other projected financial information provided by Array management (note all figures are in millions; amounts reflect rounding).

	2020	2021	2022	2023	2024	2025	2026	2027	2028
EBIT	$94	$374	$557	$704	$726	$836	$908	$1,068	$1,267
Tax Expense	($20)	($78)	($117)	($148)	($152)	($176)	($191)	($224)	($266)
D&A	$2	$2	$3	$4	$4	$5	$6	$7	$9
Change in NWC	($5)	($10)	($8)	($5)	($2)	($3)	($5)	($8)	($8)
Capex	($4)	($4)	($6)	($7)	($7)	($8)	($9)	($10)	($12)
Unlevered Free Cash Flow	$67	$283	$430	$548	$568	$654	$709	$832	$989

	2029	2030	2031	2032	2033	2034	2035	2036	2037
EBIT	$1,453	$1,755	$1,929	$1,863	$1,624	$916	$864	$916	$856
Tax Expense	($305)	($369)	($405)	($391)	($341)	($192)	($182)	($192)	($180)
D&A	$11	$13	$16	$18	$16	$11	$11	$12	$13
Change in NWC	($13)	($12)	($10)	($9)	$11	$34	$2	($4)	($5)
Capex	($15)	($17)	($19)	($21)	($19)	($12)	($12)	($12)	($13)
Unlevered Free Cash Flow	$1,131	$1,371	$1,511	$1,459	$1,291	$756	$684	$719	$672

The following sentence replaces the second sentence in the paragraph following the heading entitled “Item 4. The Solicitation or Recommendation—Opinion of Array’s Financial Advisor—Other Factors—Premiums Paid Analysis” on page 34 of this Schedule 14D-9:

For each such transaction, Centerview calculated the premiums in this analysis by comparing the per share acquisition price in each transaction to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction (such premium, the “1-Day Premium”).

The following disclosure is added directly below the existing disclosure on page 34 of this Schedule 14D-9 under the heading entitled “Item 4. The Solicitation or Recommendation—Opinion of Array’s Financial Advisor—Other Factors—Premiums Paid Analysis”:

The 1-Day Premiums for the selected transactions and the results of this analysis are summarized as follows:

Date Announced	Target	Acquiror	1-Day Premium
01/07/19	Loxo Oncology, Inc.	Eli Lilly and Company	68%
12/03/18	Tesaro, Inc.	GlaxoSmithKline plc	182%
01/09/17	Ariad Pharmaceuticals, Inc.	Takeda Pharmaceutical Company Limited	75%
01/11/15	NPS Pharmaceuticals, Inc.	Shire plc	51%
11/11/13	ViroPharma Incorporated	Shire plc	84%
06/29/12	Amylin Pharmaceuticals, LLC	Bristol-Myers Squibb Company	101%
05/16/10	OSI Systems, Inc.	Astellas Pharma Inc.	55%
10/06/08	ImClone Systems Incorporated	Eli Lilly and Company	51%
04/10/08	Millennium Pharmaceuticals, Inc.	Takeda Pharmaceutical Company Limited	53%
Median			68%

ITEM 8.	ADDITIONAL INFORMATION

Item 8 of this Schedule 14D-9 is hereby amended and supplemented by deleting the paragraph under the heading “—Legal Proceedings” on page 43 of this Schedule 14D-9 and replacing it with the following paragraphs:

On July 1, 2019, a purported stockholder of Array filed a putative class action lawsuit against Array, its directors, Pfizer and Purchaser in the United States District Court for the District of Delaware, captioned Michael Kent v. Array BioPharma Inc., et al., Case No. 1:19-cv-01248 (the “Kent Complaint”). On July 2, 2019 another purported stockholder of Array filed a lawsuit against Array, its directors, Pfizer and Purchaser in the United States District Court for the Southern District of New York, captioned Elaine Wang v. Array BioPharma Inc., et al., Case No. 1:19-cv-06168 (the “Wang Complaint”). On July 3, 2019 a third purported stockholder of Array filed a putative class action lawsuit against Array and its directors in the United States District Court for the District of Colorado, captioned Jacques Noel v. Array BioPharma et al., Case No. 1:19-cv-01925. On July 8, 2019, a fourth purported stockholder of Array filed a lawsuit against Array and its directors in the United States District Court for the District of Colorado, captioned Mark Groeschel v. Array BioPharma Inc., et al., Case No. 1:19-cv-01960. On July 11, 2019, a fifth purported stockholder of Array filed a lawsuit against Array and its directors in the United States District Court for the District of Colorado, captioned Larry Guerrero v. Array BioPharma Inc., et al., Case No. 1:19-cv-02000. On July 12, 2019, a sixth purported stockholder of Array filed a lawsuit against Array and its directors in the United States District Court for the District of Delaware, captioned Mark Wescott v. Array BioPharma Inc., et al., Case No. 1:19-cv-01304. Also on July 12, 2019, a seventh purported stockholder of Array filed a lawsuit against Array and its directors in the United States District Court for the District of Colorado, captioned Chanie Dembitzer v. Array BioPharma Inc., et al., Case No. 1:19-cv-02016.

The complaints allege that Array and its directors, and, in the Kent Complaint and the Wang Complaint, Pfizer and Purchaser, violated Sections 14(d) and 14(e) of the Exchange Act and Rule 14d-9 promulgated thereunder because the Schedule 14D-9 is materially deficient, and that Array’s directors (acting in their capacity as control persons of Array) and, solely in the Kent Complaint, Pfizer (which the Kent Complaint alleges should also be deemed to be a control person of Array for purposes of Section 20(a) of the Exchange Act), violated Section 20(a) of the Exchange Act by filing a materially deficient Schedule 14D-9. Each of the complaints seeks, among other things, (i) injunctive relief preventing the consummation of the Transactions, (ii) rescissory damages or rescission in the event the Transactions are consummated and (iii) plaintiffs’ attorneys’ and experts’ fees. The defendants believe the claims asserted in the complaints are without merit.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2019	Array BioPharma Inc.

	By:	/s/ Ron Squarer
	Name:	Ron Squarer
	Title:	Chief Executive Officer